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                            December 30, 2020

       Bing Jin
       Chief Financial Officer
       JOYY Inc.
       Building B-1
       North Block of Wanda Plaza, No. 79 Wanbo Er Road
       Nancun Town, Panyu District
       Guangzhou 511442
       The People   s Republic of China

                                                        Re: JOYY Inc.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed April 27,
2020
                                                            Form 6-K filed
November 17, 2020
                                                            File No. 001-35729

       Dear Mr. Jin:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K filed November 17, 2020

       Exhibit 99.2
       Third Quarter 2020 Operational Highlights, page 1

   1. We note that during both the second and third quarters of 2020, the total number of paying users of YY decreased
compared to the corresponding periods of 2019. Your disclosures indicate this decline
was due to COVID-19 impacts. Please revise future filings and supplementally explain
in greater detail how COVID-19 negatively impacted the number of paying users of YY
while the average mobile MAUs for YY global live streaming
                                                        services increased over
the same periods.
 Bing Jin
JOYY Inc.
December 30, 2020
Page 2
Form 20-F for the Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Operating Results, page 93

2. Please revise your future filings beginning with your Form 20-F for the period ended
         December 31, 2020 to provide updated disclosures about the specific impacts of COVID-
         19 on your operations, liquidity and capital resources. Please refer to CF Disclosure
         Guidance: Topic 9A, which is available on the Commission's website. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Haynes Etheredge, Staff Accountant at (202) 551-3424 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameBing Jin                                 Sincerely,
Comapany NameJOYY Inc.
                                                           Division of
Corporation Finance
December 30, 2020 Page 2                                   Office of Technology
FirstName LastName